Exhibit (a)(5)(iii)
Court Directs That $1 Million be Withheld From Tender Offer Proceeds Pending Further Proceedings
KNOXVILLE, Tenn., Dec 09, 2005 /PRNewswire-FirstCall via COMTEX News Network/ — Goody’s Family Clothing, Inc. (Nasdaq: GDYS) announced that the Chancery Court for Knox County, Tennessee, today entered a temporary injunction requiring that $1,000,000 be withheld from the tender offer proceeds (approximately $0.03 per share) in connection with the announced Agreement and Plan of Merger between Goody’s Family Clothing, Inc. and affiliates of GMM Capital LLC, and Prentice Capital Management, LP (the “Merger Agreement”). The Merger Agreement provides for a price of $9.60 per share. The $1,000,000 amount is to be withheld pending determination of what amount of fees, if any, Plaintiffs’ counsel are entitled to receive. Prentice/GMM have advised Goody’s that they are likely to exercise their right to extend the expiration of the tender offer for 10 business days. Any extension of the tender offer will be made pursuant to an announcement and filing with the Securities and Exchange Commission by Prentice/GMM and this release does not constitute such an extension.
The temporary injunction was entered in connection with Plaintiffs’ fourth class action lawsuit, which was filed on November 10, 2005 (the “Fee Complaint”) in the consolidated action naming the Company, its directors, certain of its officers, GMM Capital LLC, Prentice Capital Management, LP, and Acquisition Corp. as defendants.
The Fee Complaint alleges that the increase in tender offer price of $8.00 per share in the merger agreement previously entered into with affiliates of Sun Capital Partners, IV to the $9.60 per share in the Merger Agreement with affiliates of Prentice/GMM was caused by the Plaintiffs’ lawsuits and related actions, and that counsel for the putative class are entitled to an award of attorneys’ fees as a percentage of the total increase in value of the transaction. The Fee Complaint seeks, among other things, a declaration that the matter is properly maintainable as a class action, and an injunction prohibiting consummation of the merger until “an appropriate amount of the merger proceeds” is set aside for a future award of attorneys’ fees. Plaintiffs’ counsel also sought by motion a temporary restraining order to enjoin the distribution of $10,595,200 of the proceeds of the tender offer so that funds remain available to be used to pay an award of attorneys’ fees.
At the proceeding today, the Chancery Court granted Plaintiffs a temporary injunction requiring that $1,000,000 be withheld of the tender offer proceeds and indicated that a further hearing would be scheduled to determine whether Plaintiffs’ counsel are entitled to receive any of such withheld amount. In determining said amount, the Court rejected Plaintiffs’ contention that fees should be awarded as a percentage of tender offer proceeds and stated that any award would be on the basis of quantum meruit, or “as much as deserved,” rather than as a percentage of the tender offer proceeds. In the event that an amount less than $1,000,000 is awarded to Plaintiffs’ counsel, an additional distribution to shareholders could be made following further proceedings. The Court reserved decision on whether the shareholder defendants (certain officers and directors of the Company, including Robert M. Goodfriend) will be excluded from contribution to any fee award as a matter of law because they have been separately represented in the action.
Goody’s, headquartered in Knoxville, Tennessee, is a retailer of moderately priced family apparel, and with the temporary closure of one store due to hurricane damage, currently operates 381 stores in the 21 states of Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maryland, Mississippi, Missouri, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas, Virginia and West Virginia.

SOURCE Goody’s Family Clothing, Inc.
Edward R. Carlin, Chief Financial Officer of Goody’s Family Clothing, Inc., +1-865-966-2000
http://www.prnewswire.com

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Statements in this press release regarding Goody’s Family Clothing’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see “Risk Factors” in the Company’s Annual Report or Form 10-K for the most recently ended fiscal year.